

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2021

Gareth Genner
Chief Executive Officer
T Stamp, Inc.
3017 Bolling Way NE, Floors 1 and 2
Atlanta, GA 30305

Re: T Stamp, Inc.
Offering Statement on Form 1-A
Filed November 22, 2021
File No. 024-11724

Dear Mr. Genner:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed November 22, 2021

Cover page

1. Please clarify whether the approval of Nasdaq for listing of the Class A Common Stock is a condition of this offering.

Corporate Governance, page 60

2. Please update the disclosure in this section to state whether or not the Company has added two independent directors to the board in efforts to satisfy the Nasdaq listing rules.

General

3. Please tell us the significance of the disclosure in your Form 1-U filed November 22, 2021 that the Company has engaged Cherry Bekaert LLP "to update its audit of the Company's consolidated financial statements for the years ended December 31, 2020 and 2019 to

Gareth Genner
T Stamp, Inc.
December 14, 2021
Page 2

PCAOB standard to meet SEC requirements for the Form 8-A to be declared effective."

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Olivia Bobes, Law Clerk, at (202) 551-7361 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrew Stephenson, Esq.